Peter G. Weinstock (214) 855-4746 pweinstock@jenkens.com Pam Gates O’Quinn (214) 855-4730 poquinn@jenkens.com	Jenkens & Gilchrist a professional corporation 1445 Ross Avenue Suite 3700 Dallas, Texas 75202 (214) 855-4500 Facsimile (214) 855-4300 www.jenkens.com
Austin, Texas
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(210) 246-5000
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(202) 326-1500

December 29, 2006

Via Federal Express

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Solera National Bancorp, Inc.
Prospectus on Form SB-2
Filed October 16, 2006
File No. 333-133004

Attention: William Friar

Ladies and Gentlemen:

On behalf of our client, Solera National Bancorp, Inc. (“Company”), we are filing with the Securities and Exchange Commission (“Commission”) by electronic transmission the prospectus on Form SB-2 originally filed with the Commission on April 5, 2006 and re-filed on October 16, 2006.

The referenced prospectus incorporates information in response to the comment letter, dated November 9, 2006, from the staff of the Commission. These comments are reproduced below in bold, italicized print. The responses of the Company, produced in regular print, follow the captions and comments set forth in the referenced comment letter.

Any delay in the receipt of ..., p. 10.

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
December 29, 2006

1.  With respect to the third sentence, please disclose to what extent management is obligated to meet such costs and the nature of the obligation.

This Section has been revised to disclose that management is not obligated to meet such costs. Please see the section titled “Risk Factors - Any delay in the receipt of regulatory approval or beginning of banking operations will negatively impact our operating capital” of the revised prospectus.

2.  Here or elsewhere in the risk factor section, please reflect the new going concern opinion of the accountants.

This Section has been revised to reflect the new going concern opinion of the accountants. Please see the section titled “Risk Factors - Any delay in the receipt of regulatory approval or beginning of banking operations will negatively impact our operating capital” of the revised prospectus.

Yours very truly,

/s/ Peter G. Weinstock

Peter G. Weinstock

/s/ Pam Gates O’Quinn

Pam Gates O’Quinn